COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2020

Assets

Assets		
Cash	$	895,261
Cash segregated under Rule 15c3-3		5,051
Deposit with clearing organization		259,395
Securities available for sale		999,880
Property and equipment, net		179,596
Prepaid and other assets		137,038
Total assets		2,476,221

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued liabilities		294,303
Payable to clearing broker		2,172
Finance lease payable		52,991
Paycheck Protection Program Loan		195,800
Total liabilities		545,266
Commitments		
Stockholders' equity		
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding		19,988
Retained earnings		1,910,967
Total stockholders' equity		1,930,955
Total liabilities and stockholders' equity	$	2,476,221